UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporación América Airports S.A. Announces the Temporary Closure of Aeroparque Airport for Renovation and Expansion works

Works will be covered by funds held in AA2000’s Development Trusts

Corporación América Airports S.A., (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, announced today that its Argentine subsidiary Aeropuertos Argentina 2000 (“AA2000") will close Aeroparque Airport starting August 1, 2020 until approximately December 1, 2020, to carry out works in the runway and terminal building, that will be covered by funds held in AA2000’s Development Trusts.

The runway at Aeroparque Airport, located in the City of Buenos Aires, will undergo scheduled renovation and expansion works, which will take place approximately between August 1 and December 1, 2020 and will require the airport to be closed during that time. Over this period, flights will operate from Ezeiza Airport. The project includes the repavement of the runway together with an extension of 615 meters, replacement of the runway’s lighting, renovation of taxiways and the construction of a new taxiway. These renovation and expansion works will improve runway performance for regional flights operating from Aeroparque, and enhance operational safety.

In addition, the Company will also carry out works in the terminal building to expand and renovate the international arrivals and departures halls, ahead of the reinstatement of international air traffic at Aeroparque Airport.

Of note, all works will be covered with funds held in AA2000’s Development Trusts, and therefore are not expected to impact that subsidiary’s cashflows.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer